UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59969 / May 22, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13452

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In the Matter of   :
                                                        :
ACT MANUFACTURING, INC.,   :
AEROVOX, INC. (N/K/A NEW BEDFORD :
  CAPACITOR, INC.),   :   ORDER MAKING FINDINGS AND
AGILITY CAPITAL, INC.,   :   REVOKING REGISTRATIONS BY
AIR WATER INTERNATIONAL CORP.   :   DEFAULT AS TO FIVE
  (F/K/A UNIVERSAL COMMUNICATION   :   RESPONDENTS
  SYSTEMS, INC.),   :
ALLEGIANT PHYSICIAN   :
  SERVICES, INC., AND   :
ALPHA MICROSYSTEMS (N/K/A NQL INC.)   :

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 21, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).[1] The Division of Enforcement (Division) has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by April 23, 2009. Respondents had ten days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. The proceeding has ended as to Respondent Allegiant Physician Services, Inc. ACT Mfg., Inc., Exchange Act Release No. 59954 (May 21, 2009). To date, none of the remaining Respondents has filed an Answer. Accordingly, the remaining Respondents, ACT Manufacturing, Inc. (ACT Manufacturing), Aerovox, Inc. (n/k/a New Bedford Capacitor, Inc.) (Aerovox), Agility Capital, Inc. (Agility Capital), Air Water International Corp. (f/k/a Universal Communication Systems, Inc.) (Air Water International), and Alpha Microsystems (n/k/a NQL Inc.) (Alpha Microsystems) are in default for failing to file an Answer to the OIP, or to otherwise defend the proceeding. See

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[1] The OIP contains clerical errors in the names of three Respondents: Act Manufacturing, Inc., Air Water International Corp. (f/k/a Universal Communications, Systems, Inc.), and Alpha Microsystems, Inc. (n/k/a NQL, Inc.). The correct names, based on their most recent filings in the Commission's public EDGAR database, are: ACT Manufacturing, Inc., Air Water International Corp. (f/k/a Universal Communication Systems, Inc.), and Alpha Microsystems (n/k/a NQL Inc.), respectively.

17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

ACT Manufacturing (CIK No. 937971) is a dissolved Massachusetts corporation located in Hudson, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ACT Manufacturing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $27 million for the prior nine months. On December 21, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, its reorganization plan was confirmed by the court on August 13, 2003, and the case was terminated on May 1, 2006. As of April 17, 2009, the company's stock (symbol AMNUQ) was quoted on the Pink Sheets of the Pink OTC Markets, Inc. (Pink Sheets), had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Aerovox (CIK No. 856164) is a forfeited Delaware corporation located in New Bedford, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aerovox is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001. On June 6, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which terminated on February 23, 2006. As of April 17, 2009, the company's stock (symbol ARVXQ) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Agility Capital (CIK No. 1014747) is a Texas corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Agility Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2002, which reported a net loss of over $1.7 million for the prior nine months. As of April 17, 2009, the company's stock (symbol AGTY) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). Agility Capital also has preferred stock.

Air Water International (CIK No. 1098207) is a Nevada corporation located in Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Air Water International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended June 30, 2006, which reported a net loss of $226,193 for the prior nine months. As of April 17, 2009, the company's stock (symbol AWTI) was quoted on the Pink Sheets, had thirteen market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Alpha Microsystems (CIK No. 352869) (n/k/a NQL Inc. (CIK No. 1122965)) is a dissolved Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alpha Microsystems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $7.1 million for the prior nine months. On February 15, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey. Its liquidation plan was approved on November 25, 2003. As of April 17, 2009, the company's common stock (symbol NQLIQ) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

These five Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of ACT Manufacturing, Inc., Aerovox, Inc. (n/k/a New Bedford Capacitor, Inc.), Agility Capital, Inc., Air Water International Corp. (f/k/a Universal Communication Systems, Inc.), and Alpha Microsystems (n/k/a NQL Inc.) are revoked.

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Robert G. Mahony
Administrative Law Judge